GDEV Inc.
55, Griva Digeni
3101, Limassol
Cyprus

November 6, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dave Edgar
Kathleen Collins

Re:	GDEV Inc.
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed April 29, 2024
File No. 001-40758

To the addressees set forth above:

On behalf of GDEV Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated October 23, 2024 with respect to the Form 20-F for the Fiscal Year Ended December 31, 2023 filed on April 29, 2024 by the Company (the “Form 20-F”). For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements

Note 4. Accounting judgments, estimates and assumptions

Revenue recognition, page F-28

1.	Please describe in further detail how you account for virtual currency. To the extent you account for the sale of virtual currency before such currency is used to purchase virtual goods, explain why and provide the specific accounting guidance you relied upon. In this regard, your disclosures state that for purchases of virtual currency, you allocate the amount between consumable and durable items "proportionately to the majority of distributed items and relying on expertise in resource content analysis of [y]our games." In your response, provide us with the amount of revenue recognized from virtual currency sold in each period presented.

Response:

We respectfully advise the Staff that players can purchase either virtual currency (gems) or virtual goods within the game environment – which we collectively refer to as “virtual items” – in order to enhance their game-playing experience.

Virtual currency represents a digital form of purchasing power used exclusively within a game’s environment. Players can acquire this virtual currency through purchasing it by way of direct monetary transactions or, alternatively, earn it as a feature of gameplay. Importantly, once purchased or earned, this virtual currency is non-refundable and cannot be exchanged or converted back into real-world money, nor can it be employed for any other game.

Virtual currency transactions are structured such that they can be converted into virtual goods, which enhance the player's gaming experience. The conversion process typically happens soon after a player acquires the currency, with players exchanging it for virtual goods within the game. As a result, the turnover rate of virtual currency in our games is relatively high. For example, the turnover rate of virtual currency in our core game Hero Wars (the game that contributed at least 90% to our total revenues in each of the years 2021, 2022 and 2023) was estimated to be in the range from 6 to 13 days, depending on the specific platform on which the game was played, as of the end of 2023.

The virtual goods are classified as either “durable” or “consumable,” depending on the period during which they are accessible to the player upon purchase and the benefits enjoyed from their use. Consumable virtual items are available to the player for only a short period of time upon purchase and are only usable once before being discarded or destroyed and do not provide lasting benefits. In this respect, consumable virtual items are recognized at a point in time in accordance with IFRS 15.38. Conversely, durable virtual items are accessible to the player over an extended period of time and result in a permanent increase of the player’s character’s power and abilities. As such, these are recognized over a period of time in accordance with IFRS 15.35-37.

Unlike virtual goods, virtual currency does not have the inherent characteristics of either consumable or durable virtual goods; however, virtual currency can be converted in either consumable or durable virtual goods, as per the player’s choice. Accordingly, the classification can only be determined upon such conversion,. In this respect, upon conversion, an analysis is performed in order to identify the percentage of virtual currency converted to consumable items and the percentage of the virtual currency converted to durable items, within each reporting period. Such percentages are considered to be the best estimate and are applied by management in order to classify the total balance of virtual currency not yet converted as of period end.

Taking into consideration the applicable guidance under IFRS 15.22, 15.27 and 15.29, management has identified that the performance obligations in respect of both virtual currency and the virtual goods are the Company’s explicit promise to offer its customers the right to use the virtual items and an implied promise to maintain the digital game environment. It has been further assessed that the aforementioned performance obligations are not distinct, as they are highly interrelated and interdependent; as such, the respective performance obligations are accounted for as a single performance obligation.

Based on the above, no revenue is recognized until virtual currency is converted. The converted virtual currency follows the same revenue recognition pattern as for virtual goods, i.e., consumables are recognized at a point in time, while durables are recognized over time, using the revenue deferral model.

With regard to the virtual currency not yet converted as of period end, the following is applied by management: first, the total balance of virtual currency that has not be converted is split between consumable virtual items and durable virtual items, based on the pattern of the virtual currency that has been converted in the period, as described above.

The value of virtual currency estimated to be converted into consumable virtual goods is excluded from the amount of revenue recognized in the period and, in this regard, the revenue for the period recognized in the Company’s consolidated financial statements does not include any balance from the virtual currency purchased in the period but not converted as of year-end. Accordingly, such purchased-but-still-unconverted virtual currency is recognized at a point in time in the subsequent reporting period – during which period the virtual currency is expected to be converted - following effectively the same revenue recognition pattern as the consumable virtual goods, described above. The respective balance of unconverted virtual currency as at December 31, 2023 and 2022 is US$ 485,000 and US$ 780,000, respectively. Such balance became realized and was recognized as revenue in the consolidated statement of comprehensive income in 2024 and 2023, respectively.

As far as the balance of virtual currency expected to be converted into durable virtual goods is concerned, the amount of that balance is incorporated in the deferral model applied by management upon purchase of the virtual currency and follows the same recognition pattern as for durable virtual goods. Taking into consideration the typically short period elapsing between the purchase of the virtual currency and the conversion into a durable virtual good by the player (i.e., up to 2 weeks), revenue from the respective balance will commence to be realized as part of the deferral model within the same reporting period as the one in which the conversion for virtual goods will take place.

The table below presents the estimated amounts related to in-app bookings, in-app bookings resulting from acquisition of virtual currency by players and revenues attributed to these bookings for each of the years ended December 31, 2021, 2022 and 2023(1) (all amounts in millions of US$ unless indicated otherwise):

	Year ended December 31,
Parameter	2021	2022	2023
Total in-app bookings	534	410	375
thereof:
bookings resulting from acquisition of virtual currency by players	334	222	171
bookings not recognized as revenues in the period when they originated (recorded as a part of the deferred revenues in the statement of financial position as at the end of thespecific year)	202	129	98
Revenue recognized in the specific year attributed to bookings resulting from the acquisition of virtual currency by players in the same year	132	93	73
Revenue recognized in the specific year attributed to bookings resulting from the acquisition of virtual currency by players in the same year as a percentage of the total amount of bookings resulting from the acquisition of virtual currency by players in the same year	40%	42%	43%

(1)	The amounts presented in the table above relate solely to Hero Wars, which is the main title of the Group, representing over 90% of total bookings for each reporting period presented in the Form 20-F. The amounts represent estimates, as preparing actual data is highly complex and would require considerable time and exclude certain adjustments in respect of indirect taxes.

2.	We note three of your operating segments, Cubic Games Studio Ltd, MX Capital Ltd and Castcrown Ltd, are not considered to be reportable segments based on the quantitative threshold criteria in IFRS 8. Please provide us with the quantified analysis for each segment that supports your conclusion. Refer to IFRS 8.13. In addition, considering you account for MX Capital and Castcrown as equity method investments, tell us how you have reflect their operations in your segment disclosures. In your response, address the fact that these equity method investments are included as an adjustment to segment management EBITDA.

Response:

We respectfully advise the Staff that GDEV Inc. is a group of companies (the “Group”) comprising numerous legal entities. The following table sets forth all of the significant entities of the Group and whether they are attributable to an operating segment of the Group or not:

Company	Activities	Segment/ Business Activity
GDEV Inc.	Holding Company	Not a segment – corporate activity
Nexters Global Ltd	Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The company’s principal activities are game development and publishing.	Nexters Global Ltd
Flow Research S.L.	Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The company’s principal activities are creative design of online games.	Nexters Global Ltd
NHW Limited	NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The company’s principal activities are publication and testing of program applications.	Nexters Global Ltd
Nexters Studio Armenia LLC	Nexters Studio Armenia LLC was incorporated in Yerevan, Armenia on April 8, 2022. The company’s principal activities are game development and support.	The entity is a Group development center. It serves the operating segments Nexters Global and Cubic Games among others. The costs of Nexters Studio Armenia are allocated to the operating segments based on the actual costs incurred by Nexters Studio Armenia on behalf of the specific operating segments.

Dragon Machines Ltd (ex SGBOOST Limited, ex Synergame)	Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The company’s principal activity are M&A activities, game development as well as the provision of independent developers with expertise and funds needed to launch their games and build successful international businesses. The company was renamed on May 12, 2022 to SGBOOST Limited and, subsequently, to Dragon Machines Ltd on July 18, 2023.	Not a segment – corporate activity
Nexters Finance Ltd	Nexters Finance Ltd was incorporated in Limassol, Republic of Cyprus on April 7, 2023. The company's principal activities are financial activities such as provision of intra-group loans.	Not a segment – corporate activity
Cubic Games Studio Ltd (ex Lightmap Ltd)	This group of companies encompasses five legal entities, four of which – Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd – are incorporated in Cyprus, while the fifth – Lightmap LLC – was incorporated in Russia and has been liquidated. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of the games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. Fellaway Ltd is dormant and is in the process of liquidation. Lightmap Ltd had an investment in another subsidiary entity, Britglow Ltd, which was also liquidated. The group was renamed on July 18, 2023 to Cubic Games Studio Ltd.	Cubic Games Ltd

Nexters Studio Kazakhstan Ltd	Nexters Studio Kazakhstan Ltd was incorporated in Astana, Republic of Kazakhstan on May 5, 2022. The company’s principal activities are game development and support.	The entity is a Group development center. It serves the operating segment Nexters Global, and therefore all its costs are allocated to Nexters Global.
GDEV Investments Ltd (ex Tourish Limited)	Tourish Limited was acquired in Nicosia, Cyprus on May 29, 2023. The company has not yet started its active operations. The company was renamed Nexters Investments Ltd on October 26, 2023.	No activities
Nexters Lithuania UAB	Nexters Lithuania UAB was incorporated in Vilnus, Lithuania on June 27, 2023. The company has not yet started its active operations.	No activities
Nexters Midasian FZ LLC	Nexters Midasian FZ LLC was incorporated in Ras Al Khaimah Economic Zone in UAE on January 24, 2023. The company has not yet started its active operations.	No activities
Nexters Studio Portugal, Unipessoal LDA	Nexters Studio Portugal, Unipessoal LDA was incorporated in Lisboa, Portugal on February 2, 2023. The company has not yet started its active operations.	No activities

Pursuant to IFRS 8.13, an entity shall report separately information about an operating segment that meets any of the following quantitative thresholds2:

a)	its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 per cent or more of the combined revenue, internal and external, of all operating segments, i.e., Test 1.

[2]	We respectfully advise the Staff that while preparing these analysis we have uncovered certain errors in the presentation of the reportable segment data in 2022 both in the presentation of segment revenue and segment management EBITDA, which, nevertheless, does not change our conclusion that we only had one reportable segment in 2022. We do not consider these errors to be material and respectfully advise the Staff that we will correct them when filing our annual report on Form 20-F for the year ended December 31, 2024.

Test 1

2021

Operating Segment	Revenue	Threshold results	Meet test to be considered reportable segment?
Nexters Global Ltd	434,094	100%	Yes
GDEV Inc	–	–	Not an operating segment
SG Boost Ltd.	–	–	Not an operating segment
Combined Revenue of all operating segments	434,094	100%

2022

Operating Segment	Revenue	Threshold results	Meet test to be considered reportable segment?
Nexters Global Ltd	472,394	98%	Yes
Cubic Games Studio Ltd.	7,294	2%	No
MX Capital Ltd.	–	0%	No
Castcrown Ltd.	–	0%	No
SG Boost Ltd.	–	–	Not an operating segment
GDEV Inc.	–	–	Not an operating segment
Combined Revenue of all operating segments	479,688	100%

2023

Operating Segment	Revenue	Threshold results	Meet test to be considered reportable segment?
Nexters Global Ltd	447,148	94%	Yes
Cubic Games Studio Ltd.	17,401	4%	No
MX Capital Ltd.	–	0%	No
Castcrown Ltd.	–	0%	No
SG Boost Ltd.	–	–	Not an operating segment
Nexters Finance Ltd.	–	–	Not an operating segment
GDEV Inc.	–	–	Not an operating segment
Combined Revenue of all operating segments	464,549	100%

b)	the absolute amount of its reported profit or loss is 10 per cent or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss, i.e., Test 2.

Test 2

In the tables below, wherever we refer to the profits or losses of the operating segments and entities of the Group that do not constitute operating segments, this is based upon management EBITDA as defined in note 5 to our financial statements, because this is the measure used by our CODM to assess the performance of the operating segments.

2021

Operating Segment	(i) the combined reported profit of all operating segments that did not report a loss	(ii) the combined reported loss of all operating segments that reported a loss.	Threshold results	Meet test to be considered reportable segment?
Nexters Global Ltd.	114,629	n/a	100%	Yes
GDEV Inc	n/a	(1,280)	–	Not an operating segment
SG Boost Ltd.	n/a	(3)	–	Not an operating segment
Combined reported profit (i)/loss(ii) of all operating segments	114,629	n/a	100%

2022

Operating Segment	(i) the combined reported profit of all operating segments that did not report a loss	(ii) the combined reported loss of all operating segments that reported a loss.	Threshold results	Meet test to be considered reportable segment?
Nexters Global Ltd.	126,815	n/a	97%	Yes
Cubic Games Studio Ltd.	3,544	n/a	3%	No
MX Capital Ltd.	n/a	(8,994)	6%	No
Castcrown Ltd.	n/a	(1,066)	1%	No
SG Boost Ltd.	n/a	(1,935)	–	Not an operating segment
GDEV Inc.	n/a	(15,281)	–	Not an operating segment
Combined reported profit (i)/loss(ii) of all operating segments	130,359	(10,060)	–

2023

Operating Segment	(i) the combined reported profit of all operating segments that did not report a loss	(ii) the combined reported loss of all operating segments that reported a loss.	Threshold results	Meet test to be considered reportable segment?
Nexters Global Ltd.	42,355	n/a	100%	Yes
Cubic Games Studio Ltd.	311	n/a	0%	No
MX Capital Ltd.	n/a	0	0%	No
Castcrown Ltd.	n/a	0	0%	No
SG Boost Ltd.	n/a	(3,594)	–	Not an operating segment
Nexters Finance Ltd.	n/a	(14)	–	Not an operating segment
GDEV Inc.	n/a	(10,753)	–	Not an operating segment
Combined reported profit (i)/loss(ii) of all operating segments	42,666	0	–

Management EBITDA of the equity accounted associates MX Capital Ltd and Castcrown Ltd in the 2022 and 2023 financial years was presented as nil in the information that was used by our COMD in assessing their performance, in accordance with the view of our CODM. The basis for this assessment is that, as soon as our CODM does not see any substantial potential in a specific operating segment, it no longer monitors the details of that segment’s performance. This was the case in respect of MX Capital Ltd and Castcrown Ltd in 2022 and 2023: our CODM came to a view that both MX Capital Ltd and Castcrown Ltd did not have any substantial potential during 2022 and 2023, further supported by the fact that the carrying amount of the value of the equity accounted associates was written down to nil at the end of both 2022 and 2023 through the recording of the share of losses of equity accounted associates and through impairment, as well as the impairment of the loans extended by the Group to both of these equity associates in full as of the end of 2023. Consequently, with management EBITDA of MX Capital Ltd and Castcrown Ltd in 2022 and 2023 being nil, the full amounts recorded as share of losses of equity accounted associates in respect of each of the 2022 and 2023 financial years is presented as a reconciling item between the management EBITDA and profit/(loss) before income tax under IFRS.

c)	its assets are 10 per cent or more of the combined assets of all operating segments, i.e., Test 3.

Test 3

2021

Operating segment	Assets	Threshold results	Meet test to be considered reportable segment?
Nexters Global Ltd.	257,486	100%	Yes
GDEV Inc.	55,502	–	Not an operating segment
SG Boost Ltd.	349	–	Not an operating segment
Combined Assets of all operating segments	257,486	100%

2022

Operating segment	Assets	Threshold results	Meet test to be considered reportable segment?
Nexters Global Ltd.	282,152	87%	Yes
Cubic Games Studio Ltd.	24,187	7%	No
MX Capital Ltd.	13,361	4%	No
Castcrown Ltd.	3,060	1%	No
SG Boost Ltd.	266	–	Not an operating segment
GDEV Inc.	85,542	–	Not an operating segment
Combined Assets of all operating segments	322,760	100%

2023

Operating segment	Assets	Threshold results	Meet test to be considered reportable segment?
Nexters Global Ltd.	286,894	91%	Yes
Cubic Games Studio Ltd.	18,937	6%	No
MX Capital Ltd.	8,413	3%	No
Castcrown Ltd.	1,390	0%	No
SG Boost Ltd.	101	–	Not an operating segment
Nexters Finance Ltd.	3,186	–	Not an operating segment
GDEV Inc	44,286	–	Not an operating segment
Combined Assets of all operating segments	315,634	100%

Based on the above analysis, the Company does not disclose the operating segments Cubic Games Studio Ltd, MX Capital Ltd and Castcrown Ltd as reportable segments.

3.	Your presentation of total segment management EBITDA in Note 5.B creates a non-IFRS measure in your financial statements. Please revise to remove. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, beginning with the Company’s annual report on Form 20-F for the year ended December 31, 2024, the Company will remove references to “Total segment EBITDA” from its disclosure. The disclosure will be substantially similar to the presentation shown below (subject to the correction of error in 2022 alluded to above, if required):

For the year ended December 31, 2023	Nexters Global Ltd	All other segments	Total
Segment revenue	447,148	17,401	464,549
Segment Management EBITDA	43,975	(15,670)	–

For the year ended December 31, 2022	Nexters Global Ltd	All other segments	Total
Segment revenue	432,658	16,788	449,446
Segment Management EBITDA	138,647	(25,504)	–

2021	Nexters Global Ltd	All other segments	Total
Segment revenues	434,094	—	434,094
Segment management EBITDA	113,349	—	–

*   *   *   *

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at +35722580040 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Aexander Karavaev
Alexander Karavaev
Chief Financial Officer
of GDEV Inc.

cc : (via email)

Andrey Fadeev, Chief Executive Officer, GDEV Inc.

Yulia Dementieva, General Counsel, GDEV Inc.

J. David Stewart, Latham & Watkins LLP

Yoseph Choi, Latham & Watkins LLP